SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 15, 2022

List of materials

Documents attached hereto:

i) Press release:  Announcement Regarding Completion of the Acquisition of Bungie, Inc. by Sony Interactive Entertainment

July 15, 2022
Sony Group Corporation

Announcement Regarding Completion of
the Acquisition of Bungie, Inc. by Sony Interactive Entertainment

July 15, 2022 (Pacific Daylight Time) – Sony Interactive Entertainment LLC, a wholly-owned subsidiary of Sony Group Corporation (“Sony”), completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States, according to the executed definitive agreements previously announced on January 31, 2022 (Pacific Standard Time).  The total consideration of this acquisition, which was determined after customary working capital and other adjustments, is approximately 3.7 billion U.S. dollars, inclusive of the purchase price and committed employee incentives.

Although the impact of this transaction on Sony’s consolidated financial results continues to be evaluated, Sony included the estimated impact of expenses associated with acquisitions* including the acquisition of Bungie, based on certain assumptions, in its consolidated financial results forecast for the fiscal year ending March 31, 2023 (“FY22”), which was announced on May 10, 2022. However, primarily due to the transaction being completed earlier than the assumed timing of the completion used as the basis for this estimate, the amount of expenses associated with acquisitions to be recorded in FY22 is expected to increase.  Sony continues to assess the impact of the completion of this transaction and other factors on its consolidated financial results forecast for FY22, and plans to announce its updated forecast including the updated estimate of expenses associated with acquisitions on July 29, 2022, at the earnings announcement for the first quarter of FY22.

* Approximately 44 billion yen (as of May 10, 2022) in expenses associated with acquisitions which are expected to close during FY22 in the Game & Network Services segment, including this transaction.

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